[Table of Contents]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29577-0867
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

INDEX

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

[Table of Contents]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the AVX Corporation Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AVX Corporation Retirement Plan (the "Plan") at December 31, 2002 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 25, 2004

[Table of Contents]

AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2002 and 2003

Assets:	2002	2003
Investments, at fair market value:
Company Common Stock	$8,479,261	$15,012,320
Affiliate Company American Depository Shares	8,283,982	8,695,023
U.S. Government Securities	14,213,160	11,768,944
Mutual Funds	24,977,129	32,413,009
Allocated share of Trust net assets	10,261,259	12,408,638
Participant Loans	2,242,157	2,193,320
Total Investments	68,456,948	82,491,254

Receivables:
Employer contributions	1,755,780	1,579,465
Participant contributions	14,521	12,457
Total receivables	1,770,301	1,591,922

Payable:
Excess participant contributions	70,360	1,029

Net assets available for benefits	$70,156,889	$84,082,147

The accompanying notes are an integral part of the financial statements.

[Table of Contents]

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2003

2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,269,136
Interest and dividends	828,524
Allocated share of Trust investment activities	3,241,623
Loan activity	165,503
Net investment income	17,504,786

Contributions:
Participant	2,713,832
Employer	4,673,794
Total contributions	7,387,626

Plan transfers in	18,011

Total additions	24,910,423

Deductions from net assets attributed to:
Benefits paid to participants	10,855,188
Administrative expenses	129,977
Total deductions	10,985,165

Net increase	13,925,258

Net assets available for benefits:
Beginning of year	70,156,889
End of year	$84,082,147

The accompanying notes are an integral part of the financial statements.

[Table of Contents]

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
_________________________

1. Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The AVX Corporation Retirement Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation ("the Company") makes a matching contribution. The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Stock and Kyocera Stock Funds, a participant will receive either cash or whole shares of, an affiliate of the Company, Kyocera Corporation American Depository Shares ("Kyocera ADS") or whole shares of AVX Corporation Shares ("AVX Stock") with any partial shares being paid in cash.

Participant Loans:

Participants' loans are held in the Consolidated Loan Fund. With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years. These loans bear interest at a rate equal to the commercial loan rate for similar type loans prevailing at the time the loan is made.

Administrative Expenses:

All expenses that arise in connection with the administration of the Plan and the Seligman Master Trust ("the Trust") shall be paid out of the Trust Fund.

Participant Accounts:

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited shall be used to 1) pay for Plan expenses and 2) to reduce future employer contributions. At December 31, 2002 and 2003, net forfeited non- vested accounts totaled $18,066 and $0, respectively. In 2003, employer contributions were not reduced by forfeitures.

[Table of Contents]

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Investments:

Except for assets in the Seligman Master Trust, Plan assets are co-invested with assets in pooled separate accounts at HSBC Bank USA (the "Trustee"). The assets are invested according to participant investment elections in the following:

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations.

T. Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund. This fund is not an investment alternative for any future contributions.

Seligman Equity Portfolio: The Seligman Equity Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.

Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund gives participants the opportunity to share in the success and growth of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size.

Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 Index by investing in each of the Index's 500 stocks according to each stock's weighting in the Index.

[Table of Contents]

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies. This fund is not an investment alternative for any future contributions.

Lord Abbett Mid-Cap Value Fund: The Lord Abbett Mid-Cap Value Fund seeks capital appreciation. Under normal circumstances, the Fund invests at least 65% of its total assets in middle capitalization companies having an aggregate market value between $200 million and $5 billion. This fund option was added during the 2003 Plan year.

PIMCO Total Return Fund: The PIMCO Total Return Fund seeks maximum total return by investing primarily in fixed income securities of varying maturities. This fund option was added during the 2003 Plan year.

Contributions may be invested in cash or short-term investments in such amounts as the Trustee deems necessary for the operation of the Trust. Participants may change their investment elections monthly.

The market values of the following investments represent 5% or more of the Plan's total assets available for benefits for the years ended December 31, 2002 and 2003, respectively:

December 31,	2002	2003
Kyocera Stock Fund	$8,283,982	$8,695,023
AVX Stock Fund	8,479,261	15,012,320
Seligman Equity Value Portfolio	10,261,259	12,408,638
Vanguard Treasury Money Market Fund	14,213,160	11,768,944
T. Rowe Price Spectrum Income Fund	5,912,220	2,512,523
Janus Balanced Fund	4,840,431	4,756,859
Vanguard 500 Index Fund	3,549,725	6,090,089
Janus Fund	5,156,858	7,767,519

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,269,136 as follows:

Company Common Stock	$6,125,559
Affiliate Company Common Stock	1,266,043
Mutual Funds	5,877,534
Total	$13,269,136

Valuation of Investments:

Quoted market prices are used to value investments. Shares of mutual funds and the Seligman Master Trust are valued at the net asset value of shares held by the Plan at the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value. Investments in securities (ADS, corporate bonds, corporate notes, common stocks and preferred stocks) traded on a national securities exchange are valued at quoted market prices at the end of each business day. Temporary cash investments are invested in the HSBC Short-term Temporary Investment Fund and are valued at quoted market prices.

Concentrations of credit risk with respect to investments are limited due to the large number of investments and their dispersion across many different industries and geographies. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

[Table of Contents]

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices on the last business day of the year as reported on the composite transaction tape. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Investments in Trust:

For the Seligman Master Trust, the Plan's allocated participation, as well as the individual participants' balances comprising the Plan's participation in the Trust, is determined monthly by adding or deducting the Plan's contributions and benefit payments made into the Trust and a proportionate share of the other changes in the Trust's net assets (related principally to investment activities) based on the relative interest of the Plan's net assets to the Trust's net assets at the beginning of the plan year.

3. Contributions and Vesting:

401(k) and Discretionary Contribution Plan Features:

Contributions from the Company are at the discretion of the Company's Board of Directors. Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $40,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 1% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $2,000 to the Plan once the participant meets the Maximum Elective Deferral Limit of $12,000 for the calendar year or once the plan deferral limit of 25% has been reached for the calendar year. The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into the AVX Stock Fund, regardless of how the employee invests his contributions, except for hourly employees in Colorado Springs, Atlanta, Biddeford and Sun Valley.

Hourly employees of the Colorado Springs, Atlanta and Biddeford facilities may contribute 1% to 25% of their compensation. The Company shall make a non-elective contribution amount equal to 1% of the Colorado Springs facility members' compensation. The Company will not make a non-elective contribution to participants employed at the Atlanta and Biddeford facilities. The employer shall also contribute to the Plan an amount equal to 66 2/3% of the first 3% of each member's 401(k) Contribution.

Employees of Sun Valley may contribute from 1% to 25% of their compensation, which will be matched by the Company equal to 50% of the first 2% of a participant's compensation. In addition, Sun Valley, as determined by the Company's Board of Directors annually, may contribute not less than 5% nor more than 25% of its pre-tax income, as defined.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the plan year.

[Table of Contents]

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) after November 1, 1989 are vested according to the following table:
	Vested Percentage
	------------------------Discretionary Contribution----------------------
Years of Service	Colorado Springs	Filters	All Other Participants
1 Year	0%	20%	0%
2 Years	0%	30%	15%
3 Years	0%	40%	30%
4 Years	0%	50%	45%
5 Years	100%	60%	60%
6 Years		80%	80%
7 Years		100%	100%

Amounts of employer contributions under the Plan which have been forfeited shall be used to pay for Plan expenses and to reduce future employer contributions.

All Kyocera ADS and AVX Stock acquired with a participant's contributions are fully vested at all times. Kyocera ADS and AVX Stock acquired with the Company's matching 3% contributions are fully vested and nonforfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributes 5% of each participant's eligible compensation for the year, other than those participants employed by the Colorado Springs, Atlanta, Biddeford and Sun Valley facilities.

Participant contributions in the AVX Stock Fund and the Kyocera Stock Fund led to concentrations of holdings in these accounts in excess of ERISA allowances. As a result, future contributions to these funds have been restricted.

4. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Tax Status:

The Plan received a favorable determination letter from the U.S. Treasury Department in April 2002 advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter; however, the Plan's administrator and tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the Plan's financial statements.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

6. Related-Party Transactions:

Certain Plan investments are shares of mutual funds managed by HSBC Bank U.S.A. HSBC Bank U.S.A. is the trustee and recordkeeper as defined by the Plan and; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $106,278 for the year ended December 31, 2003.

[Table of Contents]

The Plan allows for investment in shares of Company stock and in Kyocera ADS. As of December 31, 2003, the Plan held investments of $15,012,320 or 879,816 shares of AVX common stock and $8,695,023 or 126,191 shares of Kyocera ADS.

7. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:
	December 31,
	2002	2003
Net assets available for benefits per the financial statements	$70,156,889	$84,083,176
Amounts allocated to withdrawing participants	(53,597)	(13,106)
Net assets available for benefits per Form 5500	$70,103,292	$84,070,070

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended
December 31,
2003
Benefits paid to participants per the financial statements	$10,854,159
Add: Amounts allocated to withdrawing participants at December 31, 2003	13,106
Less: Amounts allocated to withdrawing participants at December 31, 2002	53,597
Benefits paid to participants per Form 5500	$10,813,668

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003 but not yet paid as of that date.

[Table of Contents]

The following is a breakout reflecting Statements of Net Assets Available for Benefits by non-discretionary and 401(k) and discretionary Plan features.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2003 and 2002

2003		401(k) and	AVX Corporation
	Non-discretionary	Discretionary	Retirement Plan
	Contribution	Contribution	Combined Total
Assets:
Investments, at fair market value:
Company Common Stock	$412,658	$14,599,662	$15,012,320
Affiliate Company American Depository Shares	435,450	8,259,573	8,695,023
U.S. Government Securities	3,516,284	8,252,660	11,768,944
Mutual Funds	8,383,450	24,029,559	32,413,009
Allocated share of Trust net assets	3,997,146	8,411,492	12,408,638
Loan Fund	464,616	1,728,704	2,193,320
Total Investments	17,209,604	65,281,650	82,491,254

Receivables:
Employer contributions	1,575,062	4,403	1,579,465
Participant contributions	-	12,457	12,457
Total receivables	1,575,062	16,860	1,591,922

Payable:
Participant contributions	-	1,029	1,029

Net assets available for benefits	$18,784,666	$65,298,510	$84,082,147

2002		401(k) and	AVX Corporation
	Non-discretionary	Discretionary	Retirement Plan
	Contribution	Contribution	Combined Total
Assets:
Investments, at fair market value:
Company Common Stock	$181,598	$8,297,663	$8,479,261
Affiliate Company American Depository Shares	396,614	7,887,368	8,283,982
U.S. Government Securities	4,121,972	10,091,188	14,213,160
Mutual Funds	6,169,444	18,807,685	24,977,129
Allocated share of Trust net assets	3,288,482	6,972,777	10,261,259
Loan Fund	488,496	1,753,661	2,242,157
Total Investments	14,646,606	53,810,342	68,456,948

Receivables:
Employer contributions	1,750,386	5,394	1,755,780
Participant contributions	-	14,521	14,521
Total receivables	1,750,386	19,915	1,770,301

Payable:
Participant contributions	-	70,360	70,360

Net assets available for benefits	$16,396,992	$53,759,897	$70,156,889

[Table of Contents]

The following is a breakout reflecting Statements of Changes in Net Assets Available for Benefits by non-discretionary and 401(k) and discretionary Plan features.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2003
		401(k) and	AVX Corporation
	Non-discretionary	Discretionary	Retirement Plan
	Contribution	Contribution	Combined Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,797,551	$11,471,585	$13,269,136
Interest and dividends	184,770	643,754	828,524
Allocated share of Trust investment activities	1,086,956	2,154,667	3,241,623
Loan activity	35,773	129,730	165,503
Net investment income	3,105,050	14,399,736	17,504,786

Contributions:
Participant	-	2,713,832	2,713,832
Employer	1,575,062	3,098,732	4,673,794
Total contributions	1,575,062	5,812,564	7,387,626

Plan transfers in	-	18,011	18,011

Total additions	4,680,112	20,230,311	24,910,423

Deductions from net assets attributed to:
Benefits paid to participants	2,263,429	8,591,759	10,855,188
Administrative expenses	29,009	100,968	129,977

Total deductions	2,292,438	8,692,727	10,985,165

Net increase	2,387,674	11,537,584	13,925,258

Net assets available for benefits:
Beginning of year	16,396,992	53,759,897	70,156,889
End of year	$18,784,666	$65,297,481	$84,082,147

[Table of Contents]

8. Interest In Master Trust (UNAUDITED):

The Plan's non-discretionary and 401(k) and discretionary contribution features' allocated share of the Seligman Master Trust net assets was approximately 27.4% and 58.0% at December 31, 2002 and 27.1% and 57.1% at December, 31, 2003, respectively.

At December 31, 2002 and 2003, the financial position of the Trust was as follows:

	2002	2003
Assets:
Investments at Fair Market Value:
Seligman Equity Value Portfolio:
Common Stock	$11,443,458	$14,298,849
Short-term Temporary Investments	179,129	128,425
Total Investments	11,622,587	14,427,274

Cash	(8,628)	(3,364)

Receivables:
Employer contributions	362,408	275,765
Interest and dividends	43,661	36,360
Total Receivables	406,069	312,125

Net Assets	$12,020,028	$14,736,035

[Table of Contents]

The change in Trust net assets for the year ended December 31, 2003 was as follows:

2003
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$3,432,458
Interest and dividends	359,087
Net investment income	3,791,545

Contributions:
Company contributions	678,870
Participant contributions	480,933
Total contributions	1,159,803
Loan repayments	235,623
Total additions	5,186,971

Deductions from net assets attributed to:
Benefit payments and withdrawals	1,644,248
Administrative expenses	15,951
Loan activity	197,798
Investment fund transfers	612,967
Total deductions	2,470,964
Net increase	2,716,007

Net assets available for benefits:
Beginning of year	12,020,028
End of year	$14,736,035

9. Non-discrimination Compliance Testing:

Under IRS rules, companies are required to perform an annual testing of 401(k) plan participant contributions and company matching contributions for compliance with non-discrimination rules. For the 2002 and 2003 calendar years, the AVX Retirement Plan failed to pass the discrimination tests. The results of the testing showed that the 401(k) contributions made by the highly compensated (employees who had total compensation of $85,000 or more in 2001 or $90,000 or more in 2002) exceeded IRS limits. This means that a portion of the income deferred by this group of employees is required to be returned to the employee and reported as taxable income. Excess participant contributions of $70,360 for the 2002 calendar year was remitted to the employees during the 2003 calendar year and excess contributions of $1,029 for the 2003 calendar year were remitted to the employees in the 2004 calendar year.

[Table of Contents]

10. Subsequent Events:

In April 2004, the Company's Board of Directors approved discretionary Company contributions of $1,794,511 for the fiscal year ended March 31, 2004. This contribution will be included in the Plan for the year ended December 31, 2004.

Effective January 1, 2004, members of the following groups and their accounts (other than the portion attributable to the non-discretionary contribution feature), totaling $4,879,145, were transferred from the Plan into the AVX Corporation 401(K) Plan for Hourly-Paid Employees:

Employees of AVX Filters Corporation
Hourly-paid factory employees of AVX Tantalum Corporation
Hourly-paid employees of the Company at Colorado Springs
Hourly-paid employees of the Company at the Atlanta Warehouse

[Table of Contents]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 28, 2004

[Table of Contents]

AVX CORPORATION
RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

		Company Common Stock:
*	HSBC Bank USA	AVX Stock Fund	$11,240,157	$15,012,320

		Affiliate Company Common Stock
*	HSBC Bank USA	Kyocera Stock Fund	6,415,498	8,695,023

		U.S. Government Securities:
*	HSBC Bank USA	Vanguard Treasury Money Market Fund	11,768,944	11,768,944

		Mutual Funds:
*	HSBC Bank USA	T. Rowe Price Spectrum Income Fund	2,323,537	2,512,523
*	HSBC Bank USA	Janus Balanced Fund	4,969,389	4,756,859
*	HSBC Bank USA	Vanguard 500 Index Fund	6,307,944	6,090,089
*	HSBC Bank USA	Janus Fund	10,643,317	7,767,519
*	HSBC Bank USA	MFS Emerging Growth Fund	1,821,503	1,186,314
*	HSBC Bank USA	Templeton Foreign Fund	4,171,000	4,581,504
*	HSBC Bank USA	Lord Abbett Mid-Cap Value Fund	2,933,456	3,240,101
*	HSBC Bank USA	PIMCO Total Return Fund	2,305,754	2,278,100

		Allocated share of Seligman Equity Value Portfolio:
*	HSBC Bank USA	Seligman Master Trust net assets	9,953,356	12,408,638

*	HSBC Bank USA	Consolidated Loan Fund	2,193,320	2,193,320

		Total Investments	$77,047,175	$82,491,254

* Denotes a party-in-interest.

[Table of Contents]

AVX CORPORATION
RETIREMENT PLAN
PN 001
EIN 33-0379007
Schedule H, Line 4(j) - Schedule of Reportable Transactions
for the year ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Asset			(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date
		(c) Purchase Price	(d) Selling Price				(i) Net Gain/(Loss)

AVX Corporation	HSBC Short-term Temporary Investment Fund	$54,251,799	$54,251,799	$ -	$54,251,799	$54,251,799	$ -
AVX Corporation	Vanguard Treasury Money Market Fund	9,546,943	9,546,943	-	9,546,943	9,546,943	-
AVX Corporation	Janus Fund	3,584,866	3,762,186	-	3,584,866	3,762,186	177,320
AVX Corporation	Janus Balanced Fund	3,970,371	4,080,361	-	3,970,371	4,080,361	109,990
AVX Corporation	PIMCO Total Return Fund	4,100,914	4,090,902	-	4,100,914	4,090,902	(10,012)
AVX Corporation	T. Rowe Price Spectrum Income Fund	7,126,897	7,366,744	-	7,126,897	7,366,744	239,847
AVX Corporation	Vanguard 500 Index Fund	3,479,684	3,593,157	-	3,479,684	3,593,157	113,473
AVX Corporation	AVX Stock Fund	4,076,809	4,484,997	-	4,076,809	4,484,997	408,188
AVX Corporation	Seligman Equity Value Portfolio	4,237,842	4,500,860	-	4,237,842	4,500,860	263,028

Column (e), lease rental, has been omitted from this schedule because it is not applicable.